SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of June, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

-AIXTRON: Further growth in China-

Shanghai/PR of China, June 30, 2011 - AIXTRON SE (FSE: AIX; NASDAQ: AIXG), the world leading supplier of MOCVD equipment for the production of Light Emitting Diodes (LEDs) announces the opening of its wholly owned Chinese subsidiary AIXTRON China Ltd. as the next step towards the company's plans for further expansion in China. The new entity replaces the representative office and operates out of expanded facilities in Shanghai. This move is intended to support AIXTRON's growing base of Chinese customers and makes it easier to grow by opening other facilities throughout China in the near future.

'This is the next logical step in terms of our increasing commitment to support China's aggressive plans to become one of the world's leading countries in LED production. This also reflects the strong growth in AIXTRON's MOCVD installed base and our increasingly competitive edge in this exciting market', says Dr. Christian Geng, AIXTRON Vice President Greater China. 'It allows us to further enhance our Customer Support, which will result in reducing operating costs for our customers through streamlined processes and a broader range of services.'

Going forward, this significant investment will make it possible to supply customers with spare parts and service support even faster and more efficiently on a local basis. AIXTRON intends to continue expanding with further investments in China later this year.

'We are deeply impressed by China's commitment to introduce efficient lighting with LEDs and taking a leading role', says Dr. Bernd Schulte, AIXTRON's Executive Vice President and Chief Operating Officer. 'We are fully supportive of our increasing customer base and the government agencies involved.' AIXTRON's recent growth in China has meant that the number of employees in AIXTRON's Chinese operation has tripled in the last two years and will continue to grow throughout the year. 'We set high standards for our staff - it is not without good reason that AIXTRON's service teams are considered to be the most experienced in this field', comments Dr. Geng.

AIXTRON supplies key technologies for innovative and energy-efficient applications. The company has proven MOCVD expertise in relation to carbon nanotubes, silicon, silicon carbide and organic semiconductors. The new R&D center, which opened last summer on the site of the German headquarters, is driving the development of the next generation of deposition systems for the materials of the future. The company underlined its international focus by converting into a European company (SE - Societas Europaea) at the end of 2010.

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6;
NASDAQ: AIXG, ISIN US0096061041) please consult our website at:
www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements field by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Guido Pickert
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date: June 30, 2011	By: /s/ Paul Hyland
Name: Paul Hyland
Title: President and CEO

By: /s/ Wolfgang Breme
Name: Wolfgang Breme
Title: CFO